BROOKFIELD PROPERTIES CORPORATION

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

PART ONE:	Voting Information	1

PART TWO:	Business of the Meeting	3

	1. Annual Financial Statements	3

	2. Number of Directors	3

	3. Election of Directors	3

	4. Amendment and Restatement of By-laws	8

	5. Appointment of Auditors	9

PART THREE:	Executive Compensation Report	10

PART FOUR:	Statement of Corporate Governance Practices	15

PART FIVE:	Other Information	21

SCHEDULE A:	Special Resolution Relating to fixing the Number of Directors	23

SCHEDULE B:	Resolution Relating to the Amended and Restated Bylaws	23

	Appendix I to Schedule B: Amended and Restated By-laws	24

SCHEDULE C:	Corporate Governance Guidelines	30

MANAGEMENT PROXY CIRCULAR

PART ONE — VOTING INFORMATION

Solicitation of Proxies

The information contained in this Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (“Brookfield”) to be held on Wednesday, April 27, 2005 at 11:30 a.m. (e.s.t.) at 300 Madison Avenue, New York, New York and at any adjournments thereof, for the purposes set forth in the accompanying notice. All amounts in the Circular are expressed in U.S. dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of Brookfield. The solicitation of proxies by this Circular is being made by or on behalf of the management of Brookfield and the total cost of solicitation will be borne by us. The information contained herein is given at March 15, 2005.

Appointment of Proxies

The persons named in the accompanying form of proxy are representatives of management and are directors and officers of Brookfield. You have the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of Brookfield, to represent you at the meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy.

To be valid, proxies must be executed legibly by a registered shareholder and deposited with CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on Monday, April 25, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

Non-Registered Holders

Only registered holders of common shares and Class A Redeemable Voting preferred shares of Brookfield, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares and Class A Redeemable Voting preferred shares of Brookfield beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depositary (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, Brookfield has distributed copies of the accompanying notice, this Circular, the enclosed form of proxy and Brookfield’s 2004 annual report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2004) (collectively, the “meeting materials”) to the depositary and intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on their behalf), they must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to them.

b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not complete. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of Brookfield c/o CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502); as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediary promptly if they need assistance.

Revocation

If you are a registered shareholder who has given a proxy, you may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above; (b) by depositing an instrument in writing executed by you or your attorney authorized in writing (i) at the registered office of Brookfield at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof; or (c) in any other manner permitted by law.

If you are a Non-Registered Holder, you may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Voting Of Shares Represented By Management Proxies

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the notice and with respect to other matters which may properly come before the meeting. At the date hereof, we know of no such amendments, variations or other matters.

Voting Shares

At March 15, 2005, Brookfield had outstanding 155,078,706 common shares and 6,312,000 Class A Redeemable Voting preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 15, 2005, the record date established for the receipt of meeting materials and for voting in respect to the meeting, you will be entitled to one vote in respect of each such share held by you on all matters to come before the meeting. For a description of the procedures to be followed if you are a Non-Registered Holder to direct the voting of shares beneficially owned, see “Non-Registered Holders” on page 1 of this Circular.

Principal Holders of Voting Shares

To our knowledge, the only person or corporations beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of Brookfield carrying more than 10% of the votes attached to any class of outstanding voting securities of Brookfield is Brascan Corporation (“Brascan”), which, directly and indirectly, owns 78,088,013 common shares and 6,126,957 Class A Redeemable Voting preferred shares, being 50.4% and 97.1%, respectively, of the outstanding shares of each such class. Brascan is an asset management company. Brascan is listed on the New York and Toronto stock exchanges. Messrs. Jack Cockwell and Bruce Flatt, directors of Brookfield, are also directors and/or officers of Brascan.

We are advised by Brascan that its’ major shareholder is Partners Limited (“Partners”). Partners and its shareholders collectively own, directly and indirectly, exercise control over, or have options and warrants to acquire approximately 45 million Class A Limited Voting shares, representing approximately 17% of the Class A Limited Voting shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting shares representing 100% of the Class B Limited Voting shares of Brascan. These shareholdings include shares held through BNN Investments Ltd., a Toronto Stock Exchange listed investment company that owns 17.4 million Class A Limited Voting shares of Brascan. Messrs. Richard Clark and Bruce Flatt, who are directors and/or officers of Brookfield, together with 12 other shareholders of Partners, own approximately 85% of the common shares of BNN Investments Ltd. Partners is an investment holding company owned by 35 investors with no one shareholder holding more than a 15% effective interest. Messrs. Gordon Arnell, Richard Clark, Jack Cockwell, Bruce Flatt and John Zuccotti, who are directors and/or officers of Brookfield, are also shareholders of Partners.

PART TWO — BUSINESS OF THE MEETING

1. Annual Financial Statements

Our annual financial statements for the fiscal year ended December 31, 2004 are included in our 2004 Annual Report, which is being mailed to you with this Circular. The annual report will be placed before you and other shareholders at the meeting.

2. Number of Directors

The board of directors is currently comprised of eleven directors. At the meeting, shareholders will be asked to consider and, if thought advisable, to pass a special resolution, the form of which is attached as Schedule B to this Circular on page 22, authorizing an amendment to our articles of incorporation to fix the number of directors at thirteen. In order to become effective, the special resolution must be approved by two-thirds of the votes cast who vote in respect of the special resolution, present or represented at the meeting by proxy, in accordance with the provisions of the Canada Business Corporations Act.

Unless directed otherwise, on any ballot that may be called for in respect of the special resolution, the management representatives designated in the enclosed form of proxy intend to vote such shares in favor of the special resolution approving the amendment to our articles of incorporation, unless the shareholder who has given such proxy had directed that the shares be voted against the special resolution.

3. Election of Directors

Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are thirteen directors nominated for election, you will be entitled to thirteen votes). You may cast all such votes in favor of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.

On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors.

If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the meeting or by another proper form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

Nominees for Directors

The following table sets out the names of the thirteen persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in Brookfield, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of Brookfield and the approximate number of voting shares of each class of voting shares (and other derivative securities) and deferred shares units of Brookfield and its subsidiaries that each nominee has advised Brookfield, are beneficially owned, directly or indirectly, or subject to control or direction by that person at March 15, 2005.

GORDON E. ARNELL

Gordon E. Arnell has served as a director of Brookfield since January 1989. A resident of London, United Kingdom, he has been Chairman of Brookfield and its’ Board of Directors since October 1995. Mr. Arnell was President of Brookfield from 1990-1995 and CEO from 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.
42,400 Common Shares 174,000 Options

WILLIAM T. CAHILL

William T. Cahill has served as a director of Brookfield since January 2000. A resident of Ridgefield, Connecticut, Mr. Cahill is Senior Credit Officer, Citibank Community Development and a director of Brookfield Financial Properties, Inc. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002 and Senior Asset Manager from 1991-1996; Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983-1991.
Member of the Audit Committee 3,000 Options 1,249 Deferred Share Units

RICHARD B. CLARK

Richard B. Clark has served as a director of Brookfield since April 2002. A resident of New York, New York, Mr. Clark has been President and Chief Executive Officer of Brookfield since 2002. He was President and CEO of Brookfield’s U.S. operations from 2000-2002; held senior management positions in U.S. operations for Brookfield and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also a managing partner and Chief Executive Officer, Commercial Real Estate of Brascan.
635,000 Options 164,376 Deferred Share Units

JACK L. COCKWELL

Jack L. Cockwell has served as a director of Brookfield since February 1999. A resident of Toronto, Ontario, Mr. Cockwell is a director and Group Chairman of Brascan. As Group Chariman Mr. Cockwell represents Brascan’s interests as a director of its affiliates, Falconbridge Limited, Noranda Inc., Norboard Inc. and Fraser Papers. Mr. Cockwell is also Chairman of the Board of Trustees of the Royal Ontario Museum and a director of the C.D. Howe Institute. Mr. Cockwell is also a director of Astral Media Inc.
Chairman of the Human Resources and Compensation Committee 147,960 Common Shares

J. BRUCE FLATT

J. Bruce Flatt has served as a director of Brookfield since February 1996. A resident of Toronto, Ontario, Mr. Flatt is President and Chief Executive Officer and a director of Brascan. Mr. Flatt was previously President and CEO of Brookfield from 2000-2001; President and Chief Operating Officer of Brookfield from 1995-2000; and held other senior management positions at Brookfield since 1992. Mr. Flatt also represents Brascan’s interests as a director of its affiliates, Brookfield Homes Corporation, Noranda Inc., Norboard Inc. and Fraser Papers.
160 Common Shares 250,000 Options 32,250 Deferred Share Units

RODERICK D. FRASER, Ph.D., O.C.

A resident of Edmonton, Alberta, Roderick D. Fraser has served as President and Vice-Chancellor of the University of Alberta since January, 1995. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada and was awarded the Centenary Medal, Royal Society of Canada. Dr. Fraser is currently also a director of The Canada-US Fulbright Program and The Aga Khan University.

LANCE LIEBMAN

Lance Liebman has served as a director of Brookfield since April 2003. A resident of New York, New York, Mr. Liebman has been a Professor of Law at Columbia University since 1991 and is Director of the American Law Institute. He was Dean, Columbia Law School from 1991-1996; Professor, Harvard Law School from 1970-1991; Assistant to NYC Mayor John V. Lindsay from 1968-1970; Law Clerk to U.S. Supreme Court Justice Byron White from 1967-1968. Mr. Liebman is currently also a director of the Tarragon Corp, the Greater New York Insurance Companies and Brookfield Financial Properties, L.P.
Chairman of the Governance and Nominating Committee and Member of the Human Resources and Compensation Committee 200 Common Shares 1,249 Deferred Share Units

PAUL D. MCFARLANE

Paul D. McFarlane has served as a director of Brookfield since April 1998. A resident of Mississauga, Ontario, Mr. McFarlane is a corporate director. He retired from CIBC in December 2002 after more than 40 years of service in numerous branch, regional and head office positions most recently as Senior Vice President, Special Loans, from 1994 until his retirement.
Member of the Audit Committee and Human Resources and Compensation Committee 3,000 Options 1,297 Deferred Share Units

ALLAN S. OLSON

Allan S. Olson has served as a director of Brookfield since August 1995. A resident of Spruce Grove, Alberta, Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991. He was President and CEO of Churchill Corp. from 1989-1990 and Banister Construction Group from 1990-1991 and held various positions at Stuart Olson Construction including President and CEO from 1965-1989. Mr. Olson is currently also a director of Ipsco Steel and Summit REIT and an Advisory Director to Carma Corporation, a Brookfield subsidiary.
Chairman of the Audit Committee and Member of the Governance and Nominating Committee 14,013 Common Shares 9,000 Options 1,373 Deferred Share Units

SAM POLLOCK , O.C., C.Q.

Sam Pollock has served as a director of Brookfield since November 1978. A resident of Toronto, Ontario, Mr. Pollock is President of 96345 Canada Inc., a Canadian investment company. He was Chairman of the Toronto Blue Jays from 1995-2000; Chairman, John Labatt Ltd. from 1991-1995; President, Carena Investments from 1978-1991; Vice President and General Manager, Montreal Canadiens from 1964-1978. Mr. Pollock is also an officer of the Order of Canada and a member of the Order of Quebec, was inducted into the Hockey Hall of Fame and the Canadian Sports Hall of Fame and was named Great Montrealer in 1978.
Member of the Governance and Nominating Committee 414,543 Common Shares 9,000 Options 2,132 Deferred Share Units

ROBERT L. STELZL

A resident of Los Angeles, California, Mr. Stelzl is a private real estate investor and fund manager. He recently retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl was previously president of Bren Investment Properties from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Mr. Stelzl is currently a director of Brookfield Homes. He was previously Chairman of Aman Hotels in 1998.

WILLIAM C. WHEATON, PH.D.

William C. Wheaton has served as a director of Brookfield since April 2004. A resident of Hamilton, Massachusetts, Mr. Wheaton has been a Professor in MIT’s Department of Economics since 1972, and is the current research director of the MIT Center for Real Estate which he help found in 1984. He is the co-author of a widely used text, “Urban Economics and the Real Estate Markets.”, and is principal and co-founder of Torto Wheaton Research, a Boston real estate consulting company.
1,230 Deferred Share Units

JOHN E. ZUCCOTTI

John E. Zuccotti has served as a director of Brookfield since August 1998. A resident of New York, New York, Mr. Zuccotti has been Co-Chairman of Brookfield and its’ Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr. Zuccotti was Deputy Chairman of Brookfield from 1999-2002; President and CEO, Olympia & York Companies U.S.A. from 1990-1997; Partner, Brown & Wood from 1986-1990 and Tufo & Zuccotti 1 from 1978-1986; First Deputy Mayor of the City of New York from 1975-1977; Chairman, New York City Planning Commission from 1973-1975. Mr. Zuccotti is currently also President of the Real Estate Board of New York.
100,000 Options

Compensation of Directors

In 2004, Brookfield adopted a new compensation arrangement for directors.

Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of Brookfield who are not officers of Brookfield or its affiliates (the “outside directors”) are entitled to receive an annual fee of $40,000 in U.S. funds (or $55,000 in Canadian funds) (the “Annual Fee”). The Board’s lead independent director and the chairman of the Audit Committee, are also entitled to receive a supplemental annual retainer of $3,750 in U.S. funds (or $5,000 in Canadian funds) (the “Annual Retainer”).

One half of the Annual Fee payable to an outside director will be paid in Deferred Share Units of Brookfield until the number of Deferred Share Units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee, thereafter he or she may elect to take all of the Annual Fee in cash or Deferred Share Units. This is equivalent to $200,000 in U.S. funds, or $275,000 in Canadian funds, based on the current Annual Fee. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or Deferred Shares Units. The lead independent director and the chairman of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or Deferred Shares Units.

The following is a summary of the directors’ compensation and their election to receive all or a portion of their compensation in Deferred Share Units:

				Elected Percentage
	2004 Annual Compensation			of Compensation in	Aggregate Deferred Share
		Deferred Share		Deferred Share	Units Issued
	Cash (1)	Units Issued		Units	at February 9, 2005
Director	($)	Value ($)	(#)	(%)	Value ($)	(#)
William T. Cahill (US$)	20,900	20,000	668	50%	45,729	1,249
Lance Liebman (US$)	20,000	20,000	688	50%	45,429	1,249
John R. McCaig (C$)	—	60,000	1,516	100%	89,542	1,974
Paul D. McFarlane (C$)	28,916	27,500	700	50%	58,808	1,297
Allan S. Olson (C$)	32,832	30,000	763	50%	62,251	1,373
Sam Pollock (C$)	2,832	55,000	1,391	100%	96,691	2,132
William Wheaton (US$)	—	30,000	973	100%	45,021	1,230

Notes:

(1)	Includes cash payments of US$1.50 (C$2.36) per option held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

In 2004, Gordon E. Arnell was paid $110,000 for his consultancy services. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. In 2004, nine directors of Brookfield received a total of $27,115 in directors’ reimbursed expenses.

Messrs. Jack Cockwell, Bruce Flatt, Gordon Arnell, John Zuccotti and Richard Clark do not receive compensation for serving as directors. However, Mr, Flatt received a cash payment of $68,440 in respect of options he held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

4. Amendment and Restatement of the By-Laws of Brookfield

At the meeting, you will be asked to consider and, if deemed appropriate, to pass, a resolution, the full text of which is reproduced at Schedule B to this Circular, confirming the adoption of new By-laws. These new By-laws were enacted by the board of directors on July 27, 2004, to replace our former general Bylaws, subject to the confirmation of shareholders. The former general By-laws were enacted on September 6, 1978. The new By-laws are more concise than the former general By-laws as the provisions of the former general By-laws simply incorporated by reference the provisions of the Canada Business Corporations Act, pursuant to which Brookfield was incorporated. The new By-laws also provide Brookfield additional flexibility in relation to the holding of meetings of the directors and shareholders of Brookfield by electronic means.

The full text of the new By-laws is reproduced at Appendix I to Schedule B to this Circular.

Unless directed otherwise, on any ballot that may be called for in respect of the By-law Resolution, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of the By-law Resolution approving the Amendment and Restatement of Brookfield’s By-laws.

5. Appointment of Auditors

At its meeting held on February 8, 2005, the Audit Committee of the board of directors recommended the reappointment of Deloitte & Touche LLP as external auditors of Brookfield, subject to shareholder approval. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are our principal external auditors. Deloitte & Touche and its predecessors have served as external auditors of Brookfield since 1978.

Unless directed otherwise, on any ballot that may be called for the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Brookfield to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

Auditors Fees

From time to time, Deloitte & Touche also provides us with consulting and other non-audit services. In February 2004, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of its external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte & Touche to Brookfield for the fiscal years ended December 31, 2004 and 2003:

Service Performed	2004	2003
Audit and Audit-related services
Consolidated, subsidiary and property level financial statements(1)	$1,020,000	$1,087,000
Quarterly reviews(2)	140,000	—
Prospectuses	97,000	116,600
S-OX 404 Readiness	20,000	—
Other	10,000	9,500
Tax
Tax compliance	240,000	275,000
Advisory	70,000	65,000

Total fees	$1,597,000	$1,553,100

Notes:

(1)	Included in the 2004 and 2003 audit fees are $80,000 and $85,000, respectively, relating to the audits of BPO Properties Ltd., which is listed on the Toronto Stock Exchange.

(2)	Included in the 2004 quarterly review fees is $45,000 relating to the review of BPO Properties Ltd.

Audit fees include fees that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are paid for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: audits required by lenders, joint venture agreements, tenants and employee benefit plan requirements, accounting consultations and audits in connection with potential transactions, internal control reviews and consultation concerning financial accounting and reporting standards.

The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of Brookfield.

PART THREE — EXECUTIVE COMPENSATION REPORT

Report of The Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of three directors: Messrs. Jack Cockwell (Chairman), Lance Liebman, and Paul McFarlane. The Human Resources and Compensation Committee meets as required, and at least quarterly, to monitor and review management compensation policies and benefits, management succession planning and to review the overall composition and quality of our management resources. The Human Resources and Compensation Committee met on four occasions in 2004. The Human Resources and Compensation Committee has a specific mandate to, among other things, review and approve executive compensation. This includes an annual evaluation of the performance of the Chief Executive Officer, and a review of performance reports for other executive officers. The Human Resources and Compensation Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board of directors gives final approval on compensation matters.

Executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within Brookfield, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the Chief Executive Officer. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.

The key components of executive officers’ compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.

Base Salaries

Base salaries of executive officers are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive officer. We believe that base salaries for executive officers should be lower than average for the industry with compensation weighted to share performance in order to align these executive officers’ interests with shareholder interests.

Short-Term Incentives

Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of Brookfield and the individual executive officers. Our performance is measured by the achievement of financial and other operational objectives, also taking into consideration the performance of competitors in the real estate industry and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive officer is based on the degree to which that executive officer has met specific predetermined objectives. In order to further align management objectives with shareholder objectives, certain senior executive officers may elect to receive all or a portion of their annual bonus awards in Deferred Share Units, as described below under Long-Term Incentives.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve Brookfield’s financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to officers is based on criteria similar to those for short-term incentives.

Our long-term incentive plans consist of two elements:

a)	a Share Option Plan under which Brookfield grants options to employees and officers to purchase common shares at a fixed price, being the closing price of the common shares on the Toronto Stock Exchange for Canadian participants and on the New York Stock Exchange for U.S. participants, on the last trading day preceding the date of the grant. The number of options granted each year is determined based on a multiple of the officer’s base salary for that year. The options vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10-year period. Commencing in February 2003, in order to minimize any appearance of certain senior executive officers opportunistically exercising options for personal gains, our board of directors adopted a policy requiring the named executive officers to hold, for at least one year, common shares or Deferred Share Units of Brookfield equal to the net after-tax cash realized from the exercise of option grants, starting with options granted in 2003; and

b)	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of Deferred Share Units. The annual bonus awards are converted to Deferred Share Units based on a rate set at the discretion of the board of directors on the award date. The portion of the annual bonus award elected to be received in Deferred Share Units by the senior executive officer may, at the discretion of the board of directors, be increased by a factor of up to two times for purposes of calculating the number of Deferred Share Units to be allocated. A senior executive officer who holds Deferred Share Units will receive additional Deferred Share Units as dividends are paid on the common shares of Brookfield, on the same basis as if the dividends were re-invested. The Deferred Share Units vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the Deferred Share Units when redeemed will be equivalent to the market value of an equivalent number of common shares of Brookfield.

Chief Executive Officer

Mr. Richard B. Clark, the President and Chief Executive Officer of Brookfield, has been charged by the board of directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cashflow and return on capital throughout economic cycles.

Mr. Clark’s overall compensation as an officer of Brookfield is linked largely to our performance as reflected by the growth in Brookfield’s earnings and operating cashflow and the translation of these attributes over time into a higher common share price.

Mr. Clark’s performance is rated each year by the board of directors in relation to the achievement of predetermined objections. These objectives in 2004 and their achievement included:

•	increasing Funds from Operations (“FFO”) per share, prior to straight-line rent and gains, by 12% to $2.41 per share, which met the expectations of our business plan;

•	reporting $60 million of gains and total FFO per share of $2.93, which exceeded plan;

•	achieved our return on equity target of 20%;

•	shareholders benefited from a 30% increase in the common share price;

•	completing preferred share issues for C$350 million at an average rate of 5.1% and other refinancings which lowered our overall cost of capital by 10 basis points, which exceeded plan;

•	repurchasing 1.4 million common shares at an average price of $30.54, which exceeded plan;

•	assembled a high quality Washington, D.C. office portfolio comprising one million rentable square feet for $430 million, successfully reinvesting the proceeds from the sale of the half interest in 245 Park Avenue; and

•	leasing 3.6 million square feet of space versus 900,000 square feet of expiries, exceeding plan and in the process lowered our vacancy from 5.9% to 4.8% and rollover expiries in 2005 from 7.2% to 4.5%.

Mr. Clark received a salary of $500,000 during 2004, the same as in 2003. In addition, taking into account Mr. Clark’s accomplishments as described above, the Human Resources and Compensation Committee, at its meeting in February 2005, awarded Mr. Clark 55,000 share options and a cash bonus of $550,000.

Signed by the members of the Human Resources and Compensation Committee,

Jack Cockwell, Chairman	Lance Liebman	Paul McFarlane

Performance Graph

The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.

Five-Year Cumulative Total Return on $100 Investment
Assuming Dividends Are Reinvested
December 31, 1999 – December 31, 2004

	December 31
	1999	2000	2001	2002	2003	2004
Brookfield Properties Corporation	100	193	208	244	344	412
S&P/TSX Canadian Real Estate Index	100	115	133	133	197	223
S&P/TSX Composite Index	100	107	94	82	104	119

Summary Compensation of Named Executive Officers

The following table sets out the compensation paid to the Chief Executive Officer, Chief Financial Officer and other named executive officers.

	Annual Compensation					Long-term Compensation Awards
		Salary	Bonus	Other		Share Options		Deferred Share
		Paid	Paid	Compensation		Granted		Units Issued (2)
Name and Principal Position	Year	($)	($)	($)		(#)		Value ($)	(#)
Richard B. Clark (US$)	2004	500,000	550,000	96,000	(1)	55,000	(2)	—	—
President and CEO	2003	500,000	250,000	129,000	(1)	275,000		250,000	8,498
	2002	400,000	94,230	298,500	(1)	75,000		400,000	21,932
Craig J. Laurie (US$)	2004	200,000	50,000	—		20,929	(2)	100,000	2,732
Senior Vice President and	2003	102,083	37,500	20,000	(4)	37,000		75,000	2,549
Chief Financial Officer(3)	2002	—	—	—		—		—	—
John E. Zuccotti (US$)	2004	500,000	700,000	—		20,000	(2)	—	—
Co-Chairman	2003	500,000	1,200,000	—		20,000		—	—
	2002	500,000	505,000	195,000	(1)	20,000		—	—
Dennis H. Friedrich (US$)	2004	335,000	225,000	—		100,000	(2)	335,000	9,153
President and COO,	2003	325,000	164,000	—		133,141		325,000	11,047
US Commercial Operations	2002	300,000	—	135,000	(1)	75,000		300,000	16,449
Thomas F. Farley (C$)	2004	275,000	12,500	79,711	(1)	80,000	(2)	275,000	6,064
President and COO,	2003	250,000	126,618	79,711	(1)	80,000		200,000	5,089
Cdn Commercial Operations	2002	217,500	77,256	155,734	(1)	19,454		—	—

Notes:

(1)	Includes cash payments of US$1.50 (C$2.36) per option held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

(2)	The Share Option and Deferred Share Unit awards shown for 2004 were granted on February 9, 2005. The options and units are exercisable at a price of US$36.60 (C$45.35).

(3)	Craig J. Laurie became on employee of Brookfield in June, 2003. Prior thereto he was an employee of Brascan where in 2003 prior to June thereof he earned C$87,500 in salary, and in 2002 he earned C$190,000 in salary, C$60,000 in bonus and was awarded 37,500 shares options and 1,511 deferred share units having a value of C$30,000.

(4)	Moving allowance allocated to Craig J. Laurie to compensate for expenses incurred in relocating to New York City.

Share Options

Share Option Plan Information

The following table sets out the information regarding the Share Option Plan at March 15, 2005:

Shares remaining
Shares to be		available for future
issued upon exercise	Weighted-average	issuance under an
of outstanding	exercise price of	equity compensation
options	outstanding options	plan
#	($)	#
3,607,963	23.21	2,251,462

Option Repricing Pursuant to Distribution of Brookfield Homes Corporation

In recognition of the capital reduction due to the distribution of Brookfield Homes Corporation to shareholders on December 31, 2002, the Toronto Stock Exchange permitted the options, issued at the time of the distribution, to have their strike price reduced to reflect this event. The reduction was equal to the weighted average reduction in market value of the shares of Brookfield for 10 days subsequent to the record date for the distribution. This resulted in a reduction of US$1.00 or C$1.58 to the strike price of options held at the time of the distribution. The impact on the options held by the named executive officers is as follows:

		Securities Under	Market Price of	Weighted Average	Weighted Average	Length of Original
		Option	Securities Prior to	Exercise Price	New Exercise Price	Option Term
Name	Date	(#)	Event ($/Security)	($/Security)	($/Security)	Remaining
Richard B. Clark (US$)	Jan. 7, 2003	430,000	18.23	14.19	13.19	3 to 9 years
John E. Zuccotti (US$)	Jan. 7, 2003	130,000	18.23	14.81	13.81	3 to 9 years
Dennis H. Friedrich (US$)	Jan. 7, 2003	90,000	18.23	17.11	16.11	3 to 9 years
Thomas F. Farley (C$)	Jan. 7, 2003	84,940	28.52	22.90	21.32	3 to 9 years

Options Granted on February 9, 2005

Options are granted each year at the discretion of our board of directors to officers to purchase common shares under the terms of the Share Option Plan. The following table shows the most recent grant of options to purchase common shares to named executive officers, granted on February 9, 2005.

		Percentage of Total		Market Value of
		Options Granted to		Securities
		Employees of the		Underlying Options
	Common Share	Corporation for	Exercise Price	on the Date of
	Options Granted	2004	per Option	Grant
Named Executive Officer	(#)	(%)	($)	($/Security)	Expiration Date
Richard B. Clark (US$)	55,000	11	36.60	36.60	December 31, 2015
Craig J. Laurie (US$)	20,929	4	36.60	36.60	December 31, 2015
John E. Zuccotti (US$)	20,000	4	36.60	36.60	December 31, 2015
Dennis H. Friedrich (US$)	100,000	20	36.60	36.60	December 31, 2015
Thomas F. Farley (C$)	80,000	16	45.35	45.35	December 31, 2015

Aggregate Options Exercised During The Most Recently Completed Financial Year and Option Values at February 9, 2005

The following table sets forth options exercised during the fiscal year ended December 31, 2004 and the number and value of the unexercised options at February 9, 2005 for the named executive officers.

					In-the-Money Value of
	Securities	Aggregate	Unexercised Options at		Unexercised Options(1) at
	Acquired	Value	February 9, 2005		February 9, 2005
	on Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. Clark (US$)	200,000	4,233,662	234,000	401,000	4,439,600	4,023,900
Craig J. Laurie (US$)	—	—	7,400	50,529	53,132	212,528
John E. Zuccotti (US$)	90,000	1,587,592	30,000	70,000	588,210	788,040
Dennis H. Friedrich (US$)	60,000	880,656	59,628	278,513	833,400	2,132,582
Thomas F. Farley (C$)	—	—	60,623	166,994	1,045,152	814,429

Notes:

(1)	“In-the-Money” means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of Brookfield’s common shares on February 9, 2005 on the NYSE was US$36.60 per share and on the TSX was C$45.35.

Deferred Share Unit Plan

Deferred Share Units may be granted each year at the discretion of board of directors to certain senior executives in lieu of all or part of their annual cash bonus awards as described above under “Report of the Human Resources and Compensation Committee — Long-Term Incentives.” on page 10 of this Circular.

The number of units owned by the named executive officers and the value of the Deferred Share Units as of February 9, 2005 were as follows:

	Units Allocated				Value of Units
	as of		Units Owned in		as of
	February 9, 2005		Deferred Share Unit Plan		February 9, 2005
Name	(#)	($)	Vested (#)	Unvested (#)	Vested ($)	Unvested ($)
Richard B. Clark (US$)	—	—	118,050	46,326	4,320,615	1,695,529
Craig J. Laurie (US$)	2,732	100,000	559	4,772	20,472	174,643
Dennis H. Friedrich (US$)	9,153	335,000	9,685	27,860	354,461	1,019,677
Thomas F. Farley (C$)	6,064	275,000	1,119	10,135	50,733	459,631

Option and Deferred Share Unit Adjustment Pursuant Stock Split

On February 9, 2005, the board of directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. Fractional shares will be paid in cash at the prevailing market price. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. All options and Deferred Share Units, issued at the time of the distribution, have been adjusted to reflect this event. This adjustment has no effect on the aggregate value of the options or the Deferred Share Units. The impact on the options and the Deferred Share Units held by the named executive officers is as follows:

	Options Held at		Deferred Share Units Held at
	March 15, 2005		March 15, 2005
	(#)		(#)
Name	Pre-Split	Post-Split	Pre-Split	Post-Split
Richard B. Clark (US$)	635,000	952,000	164,376	246,564
Craig J. Laurie (US$)	57,929	86,894	5,331	7,997
John E. Zuccotti (US$)	100,000	150,000	—	—
Dennis H. Friedrich (US$)	338,141	507,212	37,545	56,318
Thomas F. Farley (C$)	227,617	341,426	11,254	16,881

Employment Contracts

In 2005, Brookfield entered into a one-year agreement with John E. Zuccotti which provides Mr. Zuccotti with incentive payments of up to $600,000 for the accomplishment of certain pre-defined goals and objectives.

Indebtedness of Directors, Executive officers and Senior Officers Under Securities Purchase Programs

In response to changing U.S. guidelines on executive loans, the board of directors discontinued granting any further executive loans under our share purchase plan. At March 15, 2005, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to Brookfield or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of Brookfield and its subsidiaries made in connection with the purchase of common shares of Brookfield, publicly traded securities of subsidiary and associated companies, or securities of Partners (See “Principal Holders of Voting Securities” on page 2 of this Circular) (“Designated Shares”) was C$6,501,614. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of Brookfield.

At March 15, 2005, Mr. Richard Clark, the President and Chief Executive Officer of Brookfield, had an outstanding loan from Brookfield of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2004 was $ C$698,726. Designated Shares are held as security for the loan.

Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs

At March 15, 2005, there were no outstanding loans to officers, directors and employees and former officers, directors and employees of Brookfield or its subsidiaries, other than in connection with purchases of securities of Brookfield or subsidiaries of Brookfield (other than “routine indebtedness” under applicable Canadian securities laws). No loans have been made to officers, directors or employees for any purpose in 2004.

Directors’ and Officers’ Liability Insurance

Brookfield maintains directors and officers insurance with an annual policy limit of C$50,000,000 subject to a corporate deductible of C$250,000 (C$500,000 for certain of our U.S. subsidiaries) per loss at a cost of $216,743 for 2004. Under this insurance coverage, Brookfield and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by Brookfield. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

Interest of Management and Others in Material Transactions

As of March 15, 2005, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield or its affiliates.

At December 31, 2004, Brookfield had approximately $216 million of unsecured indebtedness outstanding to Brascan Corporation and its affiliates. During 2004, borrowings in the normal course from these related parties repayments totaled $346 million.

PART FOUR — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of Brookfield. Our board of directors encourages sound corporate governance practices designed to promote the well being and ongoing development of Brookfield, having always as its ultimate objective long-term interests of Brookfield and the enhancement of value for shareholders.

In 2004, we undertook a review of our corporate governance practices. As a result of this review, the board of directors revised the composition of its committees, appointed a new lead independent director and adopted new charters for the board of directors and each committee. These charters are in compliance with the New York Stock Exchange rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.

As set out under “Principal Holders of Voting Shares,” on page 2 of this Circular, Brascan owns approximately 50.4% of our common shares and 97.1% of our Limited Class A redeemable voting preferred shares. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The Governance and Nominating Committee and the Human Resources and Compensation Committee are comprised of a majority of independent directors and each has one Brascan representative. The Audit Committee is comprised solely of independent directors. The board of directors believes this is an appropriate mix of directors and that the involvement of Brascan on Brookfield’s board committees promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis.

We also continue to be subject to the Toronto Stock Exchange guidelines and the board of directors believes that its policies and practices are in compliance with those guidelines as described below.

Board of Directors

Mandate of the Board of Directors

Our board of directors oversees the management of our business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer. In doing so, the board of directors acts at all times with a view to the best interests of Brookfield. The board of directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders including our employees, suppliers, customers and the communities in which we operate. In fulfilling our responsibilities, in 2004 the board of directors adopted its Corporate Governance Guidelines. The guidelines are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines are attached hereto as Schedule C.

Composition of the Board and Representation of Shareholders’ Interests

The board of directors is currently composed of eleven directors and has one vacancy as a result of the death of Mr. McCaig in January 2005. The board of directors has nominated two additional directors Roderick Fraser and Robert Stelzl. As a result, thirteen nominees are standing for election as directors. The board of directors considers that its proposed size and composition is appropriate given the diversity of Brookfield’s operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to Brascan and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

The board of directors has determined that the thirteen director nominees are classified as follows:

•	Seven independent directors: Messrs. William Cahill, Roderick Fraser, Lance Liebman, Paul McFarlane, Allan Olson, Robert Stelzl and William Wheaton;

•	Three Brascan directors: Messrs. Jack Cockwell, Bruce Flatt and Sam Pollock; and

•	Three management representatives: Messrs. Gordon Arnell, Chairman, John Zuccotti, Co-Chairman; and Richard Clark, President and Chief Executive Officer.

In addition, the board of directors has appointed Mr. Allan Olson as the interim lead independent director. It is the intention of the board of directors to elect Mr. Olson as the lead independent director at its first board of directors meeting after the annual general meeting.

The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to Brookfield and its affiliates and affirmatively determined that each such director has no material relationship with Brookfield and each such director did not receive any consulting, advisory, or other compensatory fee from us except is his capacity as a member of the board of directors or a committee thereof.

The determination that a director is not an independent director does not imply that the director makes less of a contribution to Brookfield than a director determined to be independent or that a director cannot and does not act with independence or in the best interests of shareholders.

Board Meetings

Each director is expected to attend all meetings of the board of directors and any committee of which he or she is a member. The board of directors may also take action from time to time by unanimous written consent.

The board of directors meets at least once in each quarter, with additional meetings held when required. The board of directors met six times in 2004 and took action by written consent four times. There are four regular meetings scheduled for 2005. In addition, the independent directors meet separately from management directors and directors related to Brascan at each regularly scheduled board meeting and whenever otherwise appropriate. These meetings are conducted under the direction of the lead independent director.

Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. Additional meetings may be called by the Chairman, the Chief Executive Officer or any two directors on proper notice.

The following is a record of the directors’ attendance at the meetings of the board of directors and the committees during 2004:

			Committee Meeting Attendance
				Governance and	Human Resources
	Board Meetings			Nominating	and Compensation
	Attended	Attendance	Audit Committee	Committee	Committee
Director	(6 meetings)	Percentage	(4 Meetings)	(5 Meetings)	(4 Meetings)
Gordon E. Arnell	5 of 6	83%	—	—	—
William T. Cahill	5 of 6	83%	4 of 4	—	—
Richard B. Clark	6 of 6	100%	—	—	—
Jack L. Cockwell	6 of 6	100%	—	—	4 of 4
J. Bruce Flatt	6 of 6	100%	—	—	—
Lance Liebman	6 of 6	100%	—	5 of 5	4 of 4
John R. McCaig*	4 of 6	66%	—	4	2 of 4
Paul D. McFarlane	6 of 6	100%	4 of 4	—	3 of 4
Allan S. Olson	6 of 6	100%	4 of 4	5 of 5	—
Sam Pollock	6 of 6	100%	—	5 of 5	—
William Wheaton**	3 of 4	75%	—	—	—
John E. Zuccotti	5 of 6	83%	—	—	—

*	Mr. McCaig was ill during significant portions of 2004 and passed away in January, 2005

**	Mr. Wheaton joined the board of directors in April 2004 and therefore was eligible to attend 4 meetings

The Chairman is primarily responsible for the agenda. Prior to each board meeting, the Chairman discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the board of directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.

In advance of each board of directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Committees of the Board of Directors

We believe that committees of the board of directors assist in its effective functioning and that the appropriate composition of board committees should enable the views of independent directors to be effectively expressed.

Our board of directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

The Audit Committee is comprised solely of independent directors and each of the Human Resources and Compensation Committee and the Governance and Nominating Committee are comprised of a majority of independent members and one member related to Brascan. The members of each committee are selected by the board of directors on the recommendation of the Governance and Nominating Committee.

The following is a brief description of the charters of each committee, its composition and the meetings held during the past year. The full text of each committee’s charter is available on Brookfield’s Web site, www.brookfieldproperties.com.

Audit Committee

The Audit Committee is comprised of three directors, all of whom are independent directors: Messrs. Allan Olson (Chairman), William Cahill and Paul McFarlane. In addition to being independent directors as described above, all members of our Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 51-110, in that their director’s fees are the only compensation they, or their firms, receive from Brookfield and that they are not affiliated with Brookfield. Each member of the Audit Committee is financially literate and Mr. Allan Olson is considered to be a financial expert as that term is defined under the NYSE Rules.

The Audit Committee is responsible for monitoring Brookfield’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the external auditors. The Audit Committee is also responsible for reviewing Brookfield’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.

The Audit Committee met four times in 2004. There are four Audit Committee meetings scheduled for 2005. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield. The charter for the Audit Committee is reviewed annually by the Audit Committee, the Governance and Nominating Committee and approved by the board of directors. A copy of the Audit Committee charter is included in our Annual Information Form.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of three directors: Messrs. Jack Cockwell (Chairman), Lance Liebman, and Paul McFarlane. Mr. Jack Cockwell is related to Brascan. Messrs. Lance Liebman, and Paul McFarlane are independent directors. The responsibilities of the Human Resources and Compensation Committee are as follows:

•	review the existing human resources and plans to ensure that qualified personnel will be available for succession to senior management positions within Brookfield, and report on this matter to the board of directors at least annually;

•	consider proposed changes in senior management, and submit for the board of directors’ consideration and approval, the names of persons proposed to be appointed as officers;

•	annually review the position description of the Chief Executive Officer and establish objectives against which to review and assess the Chief Executive Officer’s performance;

•	assess the performance of the Chief Executive Officer against the pre-agreed objectives and determine, either as a committee or together with other Independent Directors (as directed by the board of directors), the Chief Executive Officer’s compensation level based on this assessment;

•	in consultation with the Chief Executive Officer, review and make recommendations to the board of directors with respect to salaries, performance awards and other remuneration including any severance arrangements of senior management (other than the Chief Executive Officer); and should the committee consider that any adjustment thereto or awards thereunder would be appropriate, recommend such adjustments and awards for consideration and approval by the board of directors;

•	review and make recommendations to the board of directors with respect to incentive-compensation and equity based compensation plans, and make recommendations for consideration by the board of directors with respect to any proposed material amendments to, and any proposed awards (or changes in previous awards) under, such plans;

•	review and make recommendations to the board of directors with respect to any change to compensation and benefit plans involving a material annual change in cost,

•	if Brookfield is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirements, the committee will:

º	determine the amount, if any, of any bonus or other incentive-based or equity-based compensation and profits realized from the sale of securities of Brookfield that must be reimbursed to Brookfield by the Chief Executive Officer and the Chief Financial Officer in accordance with section 304 of the Sarbanes-Oxley Act of 2002; and

º	take appropriate steps to ensure that such amount is reimbursed; and

•	oversee the preparation of the “Compensation of Executive Officers” and “Report on Executive Compensation” sections of the Circular.

The Human Resources and Compensation Committee met four times in 2004. There are four Human Resources and Compensation Committee meetings scheduled for 2005. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. The charter for the Human Resources and Compensation Committee is reviewed annually by the committee and the Governance and Nominating Committee and approved the board of directors.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three directors: Messrs. Lance Liebman (Chairman), Allan Olson and Sam Pollock. Messrs. Lance Liebman and Allan Olson are independent directors. Mr. Sam Pollock is related to Brascan. The responsibilities of the Governance and Nominating Committee are as follows:

•	consider from time to time the appropriate size and composition of the board of directors and its committees, and submit recommendations on the number of board of directors positions to be filled and the overall composition of the board of directors taking into consideration the business experience and specific areas of expertise of each current director;

•	develop and maintain a succession plan for board of directors that is responsive to our needs and the interests of our shareholders;

•	establish the qualifications (consistent with any criteria approved by the board of directors) for new directors and procedures for identifying possible nominees who meet these criteria;

•	review and assess the qualifications of persons proposed for appointment or election to the board of directors and submit to the board of directors for consideration and decision, consistent with any criteria approved by the board of directors, the names of persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings and assess whether these candidates would be considered independent directors, financially literate or an audit committee financial expert;

•	be available as a forum for addressing the concerns of individual directors;

•	confirm that procedures are in place and resources are made available to provide new directors with a proper orientation to both Brookfield and their responsibilities and duties as directors and to provide directors with appropriate continuing education opportunities;

•	together with the Chairman of the board of directors establish a process for reviewing directors’ performance and oversee the evaluation of the board of directors;

•	periodically review the adequacy and form of director’s compensation and make recommendations to the board of directors where appropriate;

•	review the program of the board of directors for each year, and the methods and processes to be pursued in carrying out this program including;

•	oversee the frequency and content of meetings and the requirement for any special meetings, including:

º	foreseeable issues, including a list of perspective topics for presentation and discussion;

º	material to be provided to directors generally and with respect to meetings of the board of directors or its committees; and

º	communication process between the board of directors and management, including monitoring the quality of the relationship between management and the board of directors and recommending improvements as may be deemed necessary or advisable;

•	review and make recommendations with respect to the disclosure required concerning corporate governance to be contained in public disclosure documents;

•	report on an annual basis on the effectiveness of the performance of the board of directors as a whole, including specifically reviewing areas in which the board of directors’ effectiveness may be enhanced taking into account suggestions of the board of directors;

•	review and assess the corporate governance guidelines and make recommendations to the board of directors, where appropriate;

•	develop charters for any new committees established by the board of directors and annually review the charters of each existing committee and recommend any amendments to the board of directors, where appropriate;

•	periodically review the position descriptions for the Chairman of the board of directors and the Lead Independent Director and recommend any amendments to the board of directors, where appropriate;

•	review and recommend the implementation of structures and procedures to facilitate the board of directors’ independence from management and to avoid conflicts of interest;

•	monitor relationships between senior management and the board of directors, and recommend procedures to allow directors to have access to, and an effective relationship with, senior management;

•	review all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to securities law rules (where appropriate under applicable laws, the committee may sit as an independent special committee);

•	develop a policy governing charitable contributions;

•	review and assess the Code of Business Conduct and Ethics for directors, officers and employees to confirm that it addresses, among other things, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of our assets, compliance with applicable laws, rules and regulations (including insider trading laws) and the reporting of illegal or unethical behavior, and establishes mechanisms to facilitate the effective operation of the Code and the granting of waivers of the code;

•	approve any waivers of the Code of Business Conduct and Ethics sought by directors or members of senior management and confirm that any waivers of the code are promptly disclosed to shareholders; and

•	review and make recommendations to the board of directors with respect to any shareholder proposal that relates to corporate governance including a director nomination by a shareholder.

The Governance and Nominating Committee met five times in 2004. There are four Governance and Nominating Committee meetings scheduled for 2005. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield. The charter for the Governance and Nominating Committee is reviewed annually by the committee and approved by the board of directors.

Orientation and Continuing Education

The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairman to learn about Brookfield and its operations. The board of directors and the committees receive reports form management and third parties from time to time regarding changes in securities laws and regulations and changes in corporate governance practice. In addition, as part of the board of director’s regular quarterly meetings, management provides an update of the business conditions in our primary markets.

Board of Directors Access to Outside Advisors

The board of directors may at any time retain outside financial, legal or other advisors at the expense of Brookfield and have the authority to determine the advisors’ fees and other retention terms. Each committee of the board of directors may retain outside advisors, at the expense of Brookfield, without the Board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of Brookfield.

Management

Management’s Role

The primary responsibility of management is to safeguard Brookfield’s assets and to create wealth for shareholders. When performance is found to be inadequate, the board of directors has the responsibility to bring about appropriate change.

Brookfield’s corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight through its board of directors and its committees.

Management’s Relationship to the Board of Directors

Senior management, primarily through the Chief Executive Officer, reports to and is accountable to the board of directors. At its meetings, the board of directors regularly engages in private sessions with the Chairman and the Chief Executive Officer without other members of senior management present.

Business plans are developed to ensure the compatibility of shareholder, board of directors and management views on our strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the board of directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The board of directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of Brookfield knowing it has the necessary support from the board of directors. Material deviations from the plan are reported to and considered by the board of directors.

Board of Directors Access to Management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board of directors at its regular and special meetings, the board of directors is kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing Brookfield’s business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board of directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of Brookfield.

Management Performance Review and Rewards

The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his performance is reviewed, with his compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken by the Chief Executive Officer of the position descriptions of other members of senior management in consultation with the Human Resources and Compensation Committee.

Management Succession

The board of directors in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

Communication and Disclosure Policies

Brookfield has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that Brookfield’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the board of directors and is available on our web site, www.brookfieldproperties.com.

We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a web site that provides summary information about Brookfield and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with Brookfield’s shareholders at the annual meeting and are available to respond to questions at that time.

We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

Code of Business Conduct and Ethics

The board of directors expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to Brookfield’s Code of Business Conduct and Ethics. The board of directors encourages senior officers to create a culture of integrity throughout the organization. Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the board of directors or the Governance and Nominating Committee and will be disclosed by Brookfield to the extent required by law, regulation or stock exchange requirement. No waivers have been granted since the adoption of the code in April 2004. This Code is reviewed annually by the board of directors and is posted on Brookfield’s web site, www.brookfieldproperties.com.

PART FIVE — OTHER INFORMATION

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to Brookfield, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2006 is January 31, 2006.

AVAILABILITY OF DISCLOSURE DOCUMENTS

We will provide any person or corporation, upon request to the Secretary of Brookfield, with a copy of:

(a)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(b)	our comparative financial statements for the fiscal year ended December 31, 2004, together with the report of the auditors thereon;

(c)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations;

(d)	our interim financial statements for the periods subsequent to the end of its fiscal year; and

(e)	our management proxy circular dated March 15, 2005, in connection with the annual and special meeting of shareholders.

OTHER BUSINESS

We know of no matter to come before the meeting other than the matters referred to in the accompanying notice of meeting.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of Brookfield.

Toronto, Canada March 15, 2005	Kathleen G. Kane Senior Vice President and General Counsel and Secretary

Schedule A

SPECIAL RESOLUTION AUTHORIZING AN AMENDMENT
TO THE ARTICLES OF INCORPORATION OF BROOKFIELD

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The certificate and articles of Brookfield are hereby amended to fix the number of directors at 13; and

2.	Any director or officer of Brookfield is hereby authorized for and in the name of and on behalf of Brookfield to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.

Schedule B

RESOLUTION AUTHORIZING AN AMENDMENT AND RESTATEMENT
OF THE BY-LAWS OF BROOKFIELD

RESOLVED THAT:

1.	The repeal of the general by-laws of Brookfield enacted on September 6, 1978 by the board of directors be and are hereby confirmed;

2.	The amended and restated by-laws attached to this resolution as Appendix I be, and are hereby confirmed as the By-laws of Brookfield; and

3.	Any director or officer of Brookfield is hereby authorized for and in the name of and on behalf of Brookfield to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.

Appendix I to Schedule B

AMENDED AND RESTATED
BYLAWS
of
BROOKFIELD PROPERTIES CORPORATION
(the “Corporation”)

1. REGISTERED OFFICE

1.1 The registered office of the Corporation shall be in the province or territory of Canada specified in the articles of the Corporation and at such location in that province or territory as the directors may from time to time determine.

2. CORPORATE SEAL

2.1 Until changed by the directors the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

3. FISCAL YEAR

3.1 Until changed by resolution of the directors the fiscal year of the Corporation shall terminate on the 31st day of December in each year.

4. DIRECTORS

4.1 Number and Quorum. The number of directors shall be determined by the directors but shall be not fewer than the minimum and not more than the maximum provided in the articles. At least two directors shall not be officers or employees of the Corporation or of any of its affiliates. A majority of directors or such greater or lesser number as the directors may from time to time determine shall constitute a quorum for the transaction of business at any meeting of directors.

4.2 Qualification. No person shall be qualified to be a director if that person is less than eighteen years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, or has the status of a bankrupt. At least twenty-five per cent of the directors shall be resident Canadians.

4.3 Election and Term of Office. The directors shall be elected at each annual meeting of shareholders of the Corporation and each director shall hold office until the close of the first annual meeting following the director’s election; provided that if an election of directors is not held at an annual meeting of shareholders, the directors then in office shall continue in office until their successors are elected. Retiring directors are eligible for re-election.

4.4 Vacation of Office. A director ceases to hold office if the director dies, is removed from office by the shareholders, ceases to be qualified for election as a director or resigns by a written resignation received by the Corporation. A written resignation of a director becomes effective at the time it is received by the Corporation, or at the time specified in the resignation, whichever is later.

4.5 Removal of Directors. The shareholders may by ordinary resolution at a special meeting of shareholders remove any director or directors from office provided that where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. A vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

4.6 Vacancies. A quorum of directors may fill a vacancy among the directors, subject to the qualification that the total number of directors appointed in this way may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director’s predecessor.

4.7 Action by Directors. The directors shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 4.8 and 4.9, the powers of the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors. Where there is a vacancy in the board of directors the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.8 Canadian Residents Required at Meetings. The directors shall not transact business at a meeting other than filling a vacancy in the board unless at least twenty-five per cent of the directors (the “required number”) present are resident Canadians or if a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility the business transacted at the meeting and the required number of resident Canadians would have been present had that director been present at the meeting.

4.9 Meeting by Telephonic or Electronic Facility. Where all the directors of the Corporation consent to the participation of a director in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, such consent may be given with respect to all meetings of the board and of committees of the board held while such director holds office; such consent shall also be effective whether given before or after any particular meeting to which it relates and a director participating in a meeting by such means is deemed to be present at that meeting.

4.10 Place of Meetings. Meetings of directors may be held at any place within or outside of Canada.

4.11 Calling of Meetings. Meetings of the directors shall be held at such time and place as the Chairperson of the Board, the President and Chief Executive Officer or any two directors may determine.

4.12 Notice of Meeting. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the day of the meeting and, subject to the Act, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the directors may be held at any time without notice if all the directors have waived or are deemed to have waived notice.

4.13 First Meeting of New Board. No notice shall be necessary for the first meeting of newly-elected directors held immediately following their election at a meeting of shareholders.

4.14 Adjourned Meeting. Notice of an adjourned meeting of directors is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings. The directors may appoint a day or days in any month or months for regular meetings and shall designate the place and time at which such meetings are to be held. A copy of any resolution of directors fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting.

4.16 Chairperson. The Chairperson of the Board, or in the Chairperson’s absence the President and Chief Executive Officer if that person is a director, or in the President and Chief Executive Officer’s absence a director chosen by the directors at the meeting shall be the chairperson of any meeting of directors.

4.17 Voting at Meetings. Questions arising at any meeting of directors shall be decided by a majority of votes. In the event that an equality of votes occurs, the motion addressing the question at issue shall be deemed to be defeated, and while the Chairperson may vote as a director, he or she shall not have a second or casting vote.

4.18 Conflict of Interest. A director or officer who is a party to, or who is a director or officer or is acting in a similar capacity of, or has a material interest in, a party to a material contract or material transaction, whether entered into or proposed, with the Corporation shall disclose the nature and extent of the director’s or officer’s interest at the time and in the manner provided by the Act.

4.19 Remuneration and Expenses. The directors shall be paid such remuneration as the directors or a committee thereof may from time to time by resolution determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from meetings of directors or committees of directors.

5. COMMITTEES

5.1 Committees of Directors. The directors may appoint from among their number one or more committees of directors and delegate to them any of the powers of the directors except those which under the Act a committee of directors has no authority to exercise.

5.2 Transaction of Business. Subject to section 4.9, the powers of a committee appointed by the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the committee entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside Canada.

5.3 Procedure. The quorum of each committee shall be not less than a majority of committee members. Each committee shall have the power to regulate its procedure, subject to its committee charter, as applicable.

6. OFFICERS

6.1 General. The directors may from time to time appoint a Chairperson of the Board, a President and Chief Executive Officer, one or more Vice Presidents (which include Executive Vice Presidents, Senior Vice Presidents and other Vice Presidents), a Secretary and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed. The officers so appointed may but need not be members of the board of directors except as provided in sections 6.3 and 6.4.

6.2 Term of Office. Any officer may be removed by the directors at any time but such removal shall not affect the rights of that officer under any contract of employment with the Corporation. Otherwise, each officer shall hold office until the officer’s successor is appointed.

6.3 The Chairperson of the Board. The Chairperson of the Board, or, if the directors so decide, the Co-Chairpersons of the Board, if any, shall be appointed from among the directors and shall, when present, be chairperson of meetings of shareholders and directors and shall have such other powers and duties as the directors may determine.

6.4 The President and Chief Executive Officer. Unless the directors otherwise determine, the President and Chief Executive Officer shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairperson of the Board shall be chairperson at meetings of shareholders and directors when present.

6.5 Vice President. A Vice President (including any Executive Vice Presidents, Senior Vice Presidents and other Vice Presidents) shall have such powers and duties as the directors or the President and Chief Executive Officer may determine.

6.6 Secretary. The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees; shall attend and be secretary of all meetings of shareholders, directors and committees appointed by the directors and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; shall be the custodian of the corporate seal of the Corporation and of all records, books, documents and other instruments belonging to the Corporation; and shall have such other powers and duties as the directors or the President and Chief Executive Officer may determine.

6.7 Other Officers. The powers and duties of all other officers shall be such as the directors or the President and Chief Executive Officer may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the directors or the President and Chief Executive Officer otherwise direct.

6.8 Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

6.9 Conflict of Interest. An officer shall disclose the officer’s interest in any material contract or material transaction, whether entered into or proposed, in accordance with section 4.18.

6.10 Agents and Attorneys. The directors shall have power from time to time to appoint agents or attorneys for the Corporation within or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the directors may specify.

7. PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.

7.2 Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.1 to the extent permitted by the Act.

8. MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings. The annual meeting of the shareholders shall be held at the registered office of the Corporation or at such other place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time in each year as the directors may determine, for the purpose of receiving the reports and statements required to be placed before the shareholders at an annual meeting, electing directors, appointing an auditor or auditors, and for the transaction of such other business as may properly be brought before the meeting.

8.2 Other Meetings. The directors shall have power at any time to call a special meeting of shareholders to be held at such place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time as may be determined by the board of directors.

8.3 Notice of Meetings. Notice of the time and place of a meeting of shareholders shall be given not less than 21 days nor more than 60 days before the meeting to each holder of shares carrying voting rights at the close of business on the record date for notice, to each director and to the auditor of the Corporation. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall include the text of any special resolution to be submitted to the meeting. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor’s report, election of directors and reappointment of the incumbent auditor, shall be deemed to be special business.

8.4 Record Date for Notice. For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Where no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, shall be the day on which the meeting is held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada and the United States where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada and the United States on which the shares of the Corporation are listed for trading.

8.5 Record Date for Voting. For the purpose of determining shareholders entitled to vote at a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada and the United States where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada and the United States on which the shares of the Corporation are listed for trading.

8.6 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor and other persons who are entitled or required under any provision of the Act or the articles or by-laws of the Corporation to attend a meeting of shareholders of the Corporation. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.7 Chairperson. The Chairperson of the Board, or in the Chairperson’s absence the President and Chief Executive Officer, or in the President and Chief Executive Officer’s absence a person chosen by a vote at the meeting shall be chairperson of meetings of shareholders.

8.8 Scrutineers. At each meeting of shareholders one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairperson with the consent of the meeting.

8.9 Quorum. Two persons present in person and each being entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.

8.10 Right to Receive Notice. The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

8.10.1 if a record date for notice is fixed under section 8.4, not later than ten days after that record date; and

8.10.2 if no record date for notice is fixed under section 8.4, on the record date for notice established under section 8.4.

8.11 Right to Vote. The Corporation shall prepare a list of shareholders entitled to vote at a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

8.11.1 if a record date for voting is fixed under section 8.5, not later than ten days after that record date; and

8.11.2 if no record date for voting is fixed, not later than 10 days after the record date for notice fixed under section 8.4 or, if no record date for notice was so fixed, then not later than the record date for notice established under section 8.4, and in both cases the list shall be prepared as of the record date for notice.

     A shareholder whose name appears in the list prepared under this section 8.11 is entitled to vote the shares shown opposite that shareholder’s name at the meeting to which the list relates.

8.12 Joint Shareholders. Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

8.13 Representatives. Where a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation. An individual so authorized may exercise on behalf of the body corporate or association the individual represents all the powers it could exercise if it were an individual shareholder.

8.14 Executors and Others. An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of the person’s appointment, shall represent the shares in the person’s or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

8.15 Proxyholders. Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as the shareholder’s nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. A proxyholder or an alternative proxyholder has the same rights as the shareholder who appointed the proxyholder to speak at a meeting of shareholders in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder or an alternative proxyholder has conflicting instructions from more than one shareholder, to vote at such meeting in respect of any matter by way of any show of hands. A proxy shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall be valid only at the meeting in respect of which it is given or any adjournment thereof. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chairperson of the meeting may accept and as complies with all applicable laws and regulations.

8.16 Time for Deposit of Proxies. The directors may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays, Sundays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

8.17 Votes to Govern. Subject to the Act and the articles of the Corporation, at all meetings of shareholders every question shall be decided, either on a show of hands (or its functional equivalent) or by ballot, by a majority of the votes cast on the question. In case of an equality of votes, the chairperson of the meeting shall have a second or casting vote.

8.18 Electronic Meetings and Voting. If the directors call a meeting of shareholders, they may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting/such a communication facility, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8.19 Show of Hands. Voting at a meeting of shareholders shall be by show of hands, or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting or where required by the chairperson. A ballot may be demanded either before or after any vote by show of hands, or its functional equivalent. Upon a show of hands, or its functional equivalent, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands, or its functional equivalent, shall have been taken upon a question, unless a ballot thereon be required or demanded, an entry in the minutes of a meeting of shareholders to the effect that the chairperson declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion. A demand for a ballot may be withdrawn at any time prior to taking of a poll on the ballot.

8.20 Ballots. If a ballot is demanded or required, the vote upon the question shall be taken in such manner as the chairperson of the meeting shall direct, or as provided by the electronic, telephonic or other communication facility through which votes may be cast. Each person present and entitled to vote at the meeting shall, unless the articles of the Corporation otherwise provide, be entitled to one vote for each share in respect of which that person is entitled to vote at the meeting.

8.21 Adjournment. The chairperson of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the same from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

8.22 Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders except where a written statement in respect thereof has been submitted by a director or where representations in writing are submitted by the auditor of the Corporation, in either case, in accordance with the Act.

9. SHARES

9.1 Issue. Subject to the Act and the articles of the Corporation, shares of the Corporation may be issued at such times and to such persons and for such consideration as the directors may determine, provided that no shares may be issued until it is fully paid as provided in the Act.

9.2 Commissions. The directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

9.3 Share Certificate. Every shareholder is entitled at the shareholder’s option to a share certificate in respect of the shares held by the shareholder that complies with the Act or to a non-transferable written acknowledgement (“written acknowledgement”) of the shareholder’s right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder, but the Corporation is not bound to issue more than one share certificate or written acknowledgement in respect of a share or shares held jointly by several persons and delivery of a share certificate or written acknowledgement to one of several joint holders is sufficient delivery to all. Written acknowledgements shall be in such form or forms as the directors shall from time to time by resolution determine. The Corporation may charge a fee in accordance with the Act for a share certificate issued in respect of a transfer. Subject to the provisions of the Act and to the requirements of any stock exchange on which shares of the Corporation may be listed, share certificates shall be in such form or forms as the directors shall from time to time approve. Unless otherwise determined by the directors, share certificates shall be signed by the Chairperson of the Board, the President and Chief Executive Officer, or a Vice President or a director and need not be under the corporate seal and certificates for shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned on behalf of such transfer agent and/or registrar. Share certificates shall be signed manually, or signatures shall be printed or otherwise mechanically reproduced on the certificate, and shall include the signature of at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate, even though the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

9.4 Transfer Agents and Registrars. For each class of shares issued by it, the Corporation may appoint one or more agents to keep the securities register and the register of transfers and one or more branch registers. Such an agent may be designated as a transfer agent or registrar according to functions and one agent may be designated both transfer agent and registrar. The securities register, the register of transfers and the branch register or registers (the “registers”) shall be kept at the registered office of the Corporation or at such other place inside or outside Canada designated by the directors. If the registers are kept outside Canada, the Corporation will make them available for inspection in compliance with the Act.

9.5 Transfer of Shares. Subject to the Act, no transfer of a share shall be registered except upon presentation of the certificate representing such share with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may prescribe, upon payment of all applicable taxes and fees and upon compliance with the articles of the Corporation.

9.6 Non-Recognition of Trust. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and to exercise all the rights and powers of an owner of the share.

9.7 Replacement of Share Certificates. Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation an indemnity bond sufficient in the Corporation’s opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

10. DIVIDENDS AND RIGHTS

10.1 Declaration of Dividends. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

10.2 Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their address in the Corporation’s securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

10.4 Record Date for Dividends and Rights. The directors may fix in advance a date, preceding by not more than 60 days the date for payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

10.5 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11. NOTICES

11.1 General. A notice or document required by the Act, the regulations thereunder, the articles or the by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder or director at the shareholder’s or director’s latest address as shown in the records of the Corporation. A notice or document if mailed to a shareholder or director of the Corporation shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

11.2 Electronic Delivery. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section 11.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

11.3 Undelivered Notices. If the Corporation sends a notice or document, including a notice or document via electronic mail (“e-mail”) to a shareholder in accordance with this section and the notice, document or e-mail is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices, documents or e-mails to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

11.4 Computation of Time. In computing the time when a notice or document must be given or sent under any provision requiring a specified number of days’ notice of any meeting or other event, the day on which the notice or document is given or sent shall be excluded and the day on which the meeting or other event occurs shall be included.

11.5 Omission and Errors. The accidental omission to give any notice or send any document to any shareholder, director or other person or the non-receipt of any notice or document by any shareholder, director or other person or any error in any notice or document not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on such notice or document.

11.6 Notice to Joint Shareholders. All notices or documents with respect to any shares registered in more than one name may, if more than one address appears on the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and all notices so given or documents so sent shall be sufficient notice to all the holders of such shares.

11.7 Proof of Service. A certificate of the Secretary or other duly authorized officer of the Corporation, or of any agent of the Corporation, as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder or director of the Corporation or to any other person or publication of any such notice or document, shall be conclusive evidence thereof and shall be binding on every shareholder or director or other person as the case may be.

11.8 Signature to Notice. The signature to any notice or document given by the Corporation, if not in electronic form, may be printed or otherwise mechanically reproduced thereon or partly printed or otherwise mechanically reproduced thereon.

11.9 Waiver of Notice. Notice may be waived or the time for the sending of a notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Attendance of any director at a meeting of the directors or of any shareholder at a meeting of shareholders is a waiver of notice of such meeting, except where the director or shareholder attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. BUSINESS OF THE CORPORATION

12.1 Voting Shares and Securities in Other Corporations. All of the shares or other securities carrying voting rights of any other body corporate or bodies corporate held from time to time by the Corporation may be voted at any and all meetings of holders of such securities of such other body corporate or bodies corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine or failing such determination the proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and arrange for the issue of voting certificates and other evidence of the right to vote in such names as they may determine.

12.2 Bank Accounts, Cheques, Drafts and Notes. The Corporation’s bank accounts shall be kept in such chartered bank or banks, trust company or trust companies or other firm or corporation carrying on a banking business as the directors may by resolution from time to time determine. Cheques on bank accounts, drafts drawn or accepted by the Corporation, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, by such officer or officers, person or persons as the directors may by resolution from time to time name for that purpose. Cheques, promissory notes, bills of exchange, orders for the payment of money and other negotiable paper may be endorsed for deposit to the credit of any one of the Corporation’s bank accounts by such officer or officers, person or persons, as the directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the Corporation’s name.

12.3 Execution of Instruments. The Chairperson of the Board, the President and Chief Executive Officer, a Vice President (which includes Executive Vice Presidents, Senior Vice Presidents and other Vice Presidents) or any director, or the Secretary or Assistant Secretary, shall have authority to sign in the name and on behalf of the Corporation all instruments in writing and any instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors shall have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing. Any signing officer may affix the corporate seal to any instrument requiring the same. The term “instruments in writing” as used herein shall, without limiting the generality thereof, include contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

13. INTERPRETATION

13.1 In this by-law, wherever the context requires or permits, the singular shall include the plural and the plural the singular; the word “person” shall include firms and corporations, and masculine gender shall include the feminine and neuter genders. Wherever reference is made to any determination or other action by the directors such shall mean determination or other action by or pursuant to a resolution passed at a meeting of the directors, or by or pursuant to a resolution consented to by all the directors as evidenced by their signatures thereto. Wherever reference is made to the “Canada Business Corporations Act” or the “Act”, it shall mean the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and every other act or statute incorporated therewith or amending the same, or any act or statute substituted therefor. Unless the context otherwise requires, all words used in this by-law shall have the meanings given to such words in the Act.

Schedule C

CORPORATE GOVERNANCE GUIDELINES

1. INTRODUCTION

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.

The Board is of the view that Brookfield’s corporate governance policies and practices, outlined below (the “Guidelines”) are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws.

The board of directors (the “Board”) of Brookfield Properties Corporation (“Brookfield” or the “Corporation”) will revise these Guidelines from time to time based on its assessment of Brookfield’s needs and legal and regulatory developments. The Corporation’s Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the board of directors such changes as it deems necessary and appropriate.

2. ROLE AND FUNCTIONS OF THE BOARD

The role of the board of directors is to oversee the business and affairs of Brookfield which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the board of directors acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in Brookfield including its employees, suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the board of directors, both directly and through its various committees, shall:

Strategic planning

•	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for Brookfield and monitoring performance of Brookfield under the plan;

•	oversee the financial and business strategies and objectives included within the business plan;

Appoint and monitor senior management

•	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

•	oversee the selection, evaluation and compensation of the Chief Executive Officer:

•	oversee the selection, evaluation and compensation of other senior management;

•	monitor succession planning of the Chief Executive Officer and other members of senior management;

•	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;

Risk assessment and management

•	assess the major risks facing Brookfield and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting

•	oversee Brookfield’s public disclosure and financial reporting, review and monitor Brookfield’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with Brookfield’s code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to ensure that Brookfield maintains its integrity and accountability;

Corporate governance

•	ensure an appropriate system of corporate governance is in place so the board of directors and management can operate effectively, in the best interests of Brookfield;

•	confirm that processes are in place for Brookfield and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

•	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

•	approve all material transactions for Brookfield;

•	approve all transactions (other than diminimus transactions) involving related parties to Brookfield; and

•	approve those matters which may not be delegated by the board of directors under applicable corporate law including, among others, the issuance of securities of Brookfield (except in the manner and on terms authorized by the board of directors), the declaration of dividends, the repurchase or redemption of shares of Brookfield and the adoption, repeal or amendment of the by-laws of Brookfield, or any other matter which the board of directors reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of Brookfield.

3. QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of Brookfield and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to Brookfield’s activities and that enhance the ability of the board of directors to effectively oversee the business and affairs of Brookfield.

Each director must have an understanding of Brookfield’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of Brookfield relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the board of directors on the recommendation of the Governance and Nominating Committee, resign from the board of directors.

4. COMPOSITION OF BOARD

Size of Board and selection process

The directors of Brookfield are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the board of directors and based on this recommendation the board of directors proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the board of directors either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.

The Board also recommends the number of directors on the board of directors for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the board of directors believes that not less than twelve directors is an appropriate size for the board of directors and its committees to operate effectively. Between annual meetings, the board of directors may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.

Independence of directors and representation of shareholders interests

Brascan Corporation (“Brascan”) owns approximately 50% of Brookfield’s common shares and 97% of Brookfield’s Limited Class A redeemable voting preferred shares. As such, Brookfield is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules “controlled companies exemption” with respect to certain independence requirements. Six of Brookfield’s twelve directors are independent of management and of Brascan. Brascan will have three representatives on the board of directors and the remaining three will be members of management. The Board considers that its current size and composition is appropriate given the diversity of Brookfield’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of independent directors, directors related to Brascan and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to Brookfield and its affiliates and evaluates if he or she meets the definition of an Independent Director.

“Independent Director” means a director who has been affirmatively determined by the board of directors to have no material relationship with Brookfield, either directly or as a partner, shareholder or officer of an organization that has a relationship with Brookfield. In addition, a director who:

(i)	is an employee, or whose immediate family member is an executive officer of Brookfield is not independent until three years after the end of such employment relationship;

(ii)	is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from Brookfield, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

(iii)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by a present or former internal or external auditor of Brookfield is not independent until three years after the end of the affiliation or employment of the auditing relationship;

(iv)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of Brookfield serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

(v)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which Brookfield makes payments to, or receives payments from, Brookfield for property or services in an amount which, in any single fiscal year, exceeds at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

For the purposes of the definition above, the term “Corporation” includes any parent, subsidiary or affiliated entity of Brookfield and the term “immediate family member” means the director’s current spouse, parents, children, siblings, current mothers- and fathers-in-law, current sons- and daughters-in-law, current brothers and sisters-in-law and anyone (other than employees) who shares the director’s home.

Members of the Audit Committee are subject to the additional requirements that they may not:

(i)	accept any consulting, advisory, or other compensatory fee from Brookfield or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or

(ii)	be an affiliated person of Brookfield or any of its subsidiaries (within the meaning of applicable regulations).

Each member of the Audit Committee shall be financially literate.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Brookfield’s financial statements.

The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for Brookfield’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the board of directors of any material changes in their circumstances or relationships that may affect the board of directors’ determination as to their independence.

Chairperson(s)

The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the board of directors is principally responsible for overseeing the operation and affairs of the board of directors. The Board has established a position description for the Chairperson which is attached as an Appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the board of directors. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.

Term

All directors are elected at the annual meeting of shareholders of Brookfield for a term of one year. The Board does not believe it is advisable to establish term limits or mandatory retirement ages for its members as such limits may deprive Brookfield and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into Brookfield, its strategy and business operations.

Board succession

The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to Brookfield’s needs and the interests of its shareholders. In considering new nominees to the board of directors, the Committee shall consider the following criteria:

(i)	the competencies and skills necessary for the board of directors, as a whole, to possess;

(ii)	the competencies and skills that each existing director possesses; and

(iii)	the competencies and skills each new nominee will bring to the boardroom.

5. MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.

The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the board of directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The Human Resources and Compensation Committee, the Governance and Nominating Committee and the Audit Committee generally have meetings quarterly, with additional meetings held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by Brookfield. Any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by Brookfield’s auditor or Chief Financial Officer of Brookfield.

Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting. Director or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of Brookfield or a resolution of the board of directors.

Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of Brookfield or a resolution of the committee or the board of directors.

A quorum for any Board or committee meeting is not less than a majority of directors, unless the directors fix the quorum otherwise.

The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of Brookfield keeps minutes of the meeting of the board of directors and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

Independent Directors’ meetings

The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as lead independent director to chair these meetings and to report to the board of directors on these meetings as is appropriate (the “Lead Independent Director”). The Board has developed a position description for the Lead Independent Director which is attached as an Appendix to these Guidelines.

6. DIRECTORS RESPONSIBILITIES

Director orientation and continuing education

The Chief Financial Officer and the Secretary of Brookfield, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing Brookfield’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about Brookfield and its operations.

Attendance and participation

Each director is expected to attend all meetings of the board of directors and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the board of directors. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of Brookfield serve.

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the board of directors.

Access to independent advisors

The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of Brookfield and have the authority to determine the advisors’ fees and other retention terms. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of Brookfield.

7. COMMITTEES OF THE BOARD

General

Brookfield believes that Board committees assist in the effective functioning of the board of directors.

The Governance and Nominating Committee and the Human Resource and Compensation Committee are comprised of a majority of independent directors and each has one Brascan representative. The Audit Committee is comprised solely of independent directors.

The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

The following is a brief description of the mandate of each committee:

Audit Committee

The Audit Committee is responsible for monitoring Brookfield’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of Brookfield’s auditors. The committee is also responsible for reviewing Brookfield’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and review of related operations prior to their approval by the full Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for reviewing and reporting to the board of directors on human resource planning, including senior management appointments, succession planning and the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the positions descriptions and annual objectives of Brookfield’s Chief Executive Officer and his or her performance in relation to these objectives, and reports to the board of directors.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the board of directors and its committees, to assess effectiveness of the performance of the board of directors and its directors, to review Brookfield’s Code of Business Conduct and Ethics and its Guidelines, to monitor its relations with management, and to review and recommend directors’ compensation.

Committee Chairpersons

The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to Brascan. Each committee chairperson is selected by the board of directors on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Committee charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors. Copies of each charter are posted on Brookfield’s Web site, www.brookfieldproperties.com.

8. EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the board of directors as a whole as well as the committees of the board of directors to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the board and each committee. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the board of directors or on a committee, as well as any other relevant facts.

9. MANAGEMENT

Management’s role

The primary responsibility of management is to safeguard Brookfield’s assets and to create wealth for shareholders. When performance is found to be inadequate, the board of directors has the responsibility to bring about appropriate change.

Brookfield’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the board of directors and its committees.

Management of Brookfield is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an Appendix to these Guidelines.

Management’s relationship to the board of directors

Senior management of Brookfield, primarily through the Chief Executive Officer, reports to and is accountable to the board of directors. At its meetings, the board of directors regularly engages in private sessions with Brookfield’s Chairperson and Chief Executive Officer without other members of senior management present.

Business plans are developed to ensure the compatibility of shareholder, Board and management views on Brookfield’s strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the board of directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board’s approval of the annual business plan then provides a mandate for senior management to conduct the affairs of Brookfield knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the board of directors.

Board access to management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board of directors at its regular and special meetings, the board of directors is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing Brookfield’s business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board of directors.

Management succession

The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

Management performance review and rewards

The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

Brookfield’s compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership, and in 1999 a deferred share unit plan was introduced for the most senior members of management to reward increases in share performance. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

10. COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that Brookfield’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the board of directors and available on Brookfield’s Web site, www.brookfieldproperties.com.

The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Company and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with Brookfield’s shareholders at the annual meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss Brookfield’s financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with Brookfield’s designated spokespersons.

11. DIRECTOR COMPENSATION

Directors who are employees of Brookfield or any of its subsidiaries do not receive any compensation for service as directors.

Annually, the Governance and Nominating Committee recommends to the board of directors the form and adequacy of compensation and benefits for non-management directors. During this recommendation process, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of Brookfield and to align the interests of the directors with the best interests of Brookfield and its stakeholders.

Directors are reimbursed by Brookfield for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.

Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of Brookfield who are not officers of Brookfield or its affiliates (the “outside directors”) are entitled to receive an annual fee of $40,000 in U.S. funds (or $55,000 in Canadian funds) (the “Annual Fee”). The Board’s Lead Independent Director and the chairperson of the Audit Committee, are also entitled to receive a supplemental annual retainer of $3,750 in U.S. funds (or $5,000 in Canadian funds) (the “Annual Retainer”).

One half of the Annual Fee payable to an outside director will be paid in deferred share units of Brookfield until the number of deferred share units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee, thereafter he or she may elect to take all of the Annual Fee in cash or deferred share units . This is equivalent to $200,000 in U.S. funds, or $275,000 in Canadian funds, based on the current Annual Fee. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or deferred share units. The Lead Independent Director and the chairperson of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or Deferred share Units.

12. CODE OF BUSINESS CONDUCT AND ETHICS

The Board expects all directors, officers and employees of Brookfield to conduct themselves in accordance with the highest ethical standards and to adhere to Brookfield’s Code of Business Conduct and Ethics. Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the board of directors or the Governance and Nominating Committee and will be disclosed to shareholders by Brookfield to the extent required by law, regulation or stock exchange requirement.

13. PROHIBITION ON PERSONAL LOANS

The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

14. INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of Brookfield and applicable laws, present and former directors and officers are each indemnified by Brookfield.

In addition, Brookfield maintains directors and officers insurance with an annual policy limit of C$50,000,000 subject to a corporate deductible of C$250,000 (C$500,000 for certain of Brookfield’s U.S. subsidiaries) per loss. Under this insurance coverage, Brookfield and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by Brookfield. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15. CONFLICTS OF INTEREST

Each director is required to inform the board of directors of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with Brookfield. If a director has a personal interest in a matter before the board of directors or a committee, he or she must not participate in any vote on the matter except where the board of directors or the committee has expressly determined that it is appropriate for him or her to do so.

16. CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of Brookfield. You may contact one or more members of the board of directors or its committees by writing to Brookfield’s General Counsel at:

Board of Directors of Brookfield Properties Corporation
c/o Brookfield Properties Corporation
One Liberty Plaza
New York, New York 10006 U.S.A.
E-mail: boardofdirectors@brookfieldproperties.com

Approved by the Board of Directors March 29, 2004

APPENDIX

TO CORPORATE GOVERNANCE GUIDELINES

Position description of Chairperson

The Chairperson of the board of directors of Brookfield is principally responsible for overseeing the operations and affairs of the board of directors. In fulfilling his or her responsibilities, the Chairperson will:

•	provide leadership to foster the effectiveness of the board of directors;

•	ensure there is an effective relationship between the board of directors and senior management of Brookfield;

•	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

•	in consultation with the other members of the board of directors and the Chief Executive Officer, prepare the agenda for each meeting of the board of directors;

•	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the board of directors;

•	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

•	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the board of directors as a whole, the board of directors’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

•	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

•	provide additional services requested by the board of directors.

Position description of Lead Independent Director

The Lead Independent Director will preside over all sessions of Brookfield’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Director performs the following functions:

(a)	consults with the Chairman of the board on the preparation of the agenda for each meeting of the board; and

(b)	in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the board as a whole, its committees and individual directors.

Position description of Chief Executive Officer

The Chief Executive Officer of Brookfield is responsible for providing the leadership of Brookfield and, subject to the direction provided by the board of directors, managing the business and affairs of Brookfield. In fulfilling his or her responsibilities, the Chief Executive Officer will:

•	develop and present to the board of directors for approval a business plan for Brookfield, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the board of directors to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the board of directors on the progress of the business plan;

•	develop and present to the board of directors for approval annual capital and operating plans to implement Brookfield’s business plan together with key financial and other performance goals for Brookfield’s activities, and report regularly to the board of directors on the progress against these goals;

•	manage the operations of Brookfield in accordance with the business, capital and operating plans approved by the board of directors;

•	act as the primary spokesperson for Brookfield;

•	recommend to the board of directors the appointment or termination of senior management of Brookfield;

•	present to the board of directors for approval annually an assessment of the senior management of Brookfield together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

•	together with Brookfield’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of Brookfield’s financial reporting and public disclosure; and

•	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.